
November 30, 2011

<u>Via Facsimile</u>
Ms. Yulin Yang
Chief Financial Officer
American Jianye Greentech Holdings, LTD
136-20 38th Ave. Unit 3G
Flushing, NY 11354

> **Re:** **American Jianye Greentech Holdings, LTD**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 28, 2011**
> **Response Letter Dated October 4, 2011**
> **File No. 0-53737**

Dear Ms. Yang:

We issued comments to your Company on the above captioned filings on October 18, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 12, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 12, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kevin Stertzel at (202)-551-3723 if you have any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief